UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 20, 2020

(Date of earliest event reported)

PUNCH TV STUDIOS, INC.

(Exact name of issuer as specified in its charter)

Delaware	46-5033791
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11705 Willake Street

Santa Fe Springs, CA 90670

(Full mailing address of principal executive offices)

(323) 489-8119

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share

ITEM 9. OTHER EVENTS

Annual Meeting

On April 20, 2020, the Board of Directors of Punch TV Studios, Inc. (the “Company”) received the unanimous written consent of its board of directors to continue monitoring developments regarding the novel coronavirus or COVID-19 and prepare in the event any changes for our annual meeting as necessary or appropriate. We have determined that our annual meeting will not take place on May 3, and have not yet determined a new annual meeting date given the uncertainty of the novel coronavirus pandemic. We will continue to monitor developments with the goal to hold our annual meeting in person in a manner compliant with local, state and federal guidelines. The health and well-being of the Company’s employees and stockholders are paramount. If there is any change, such as to the date or location or to hold the meeting solely by remote communication, we will announce the change in advance and post details, including instructions on how shareholders can participate, on www.punchtvstudios.com and file them with the SEC. We also recommend that shareholders visit the website to confirm the status of the annual meeting before planning to attend in person. Please refer to Exhibit 16.1.

Semi-Annual Report

On March 25, 2020, the United States Securities and Exchange Commission (the “SEC”) issued a new order and guidance (collectively, the “Order”) providing regulatory relief to public companies whose operations may be affect by the novel coronavirus pandemic. The Order provides issuers subject to the reporting obligations under Regulation Crowdfunding and Regulation A to meet their filing deadlines an extension to file certain disclosure reports that would otherwise have been due between March 26, 2020 and May 31, 2020.

Due to its operations being impacted by COVID-19, the Company is unable to meet its filing deadline with respect to its Semi-Annual Rerport and submits this Form 1-U in accordance with and reliance upon the Order.

The Company’s Form 1-A Regulation A+ Offering Circular dated March 30, 2016 and its exhibits as filed with and qualified by the SEC on April 5, 2016 are available on the Company’s website at www.punchtvstudios.com.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Punch TV Studios, Inc.
a Delaware corporation

by:	/s/ Joseph Collins
Name:	Joseph Collins
Its:	CEO
Date:	April 20, 2020

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

16.1	Board Consent Re: Annual Meeting